Love Sun Body LLC

Financial Statements

and Supplementary Information

With

Independent Accountants' Review Report

For the Years Ended December 31, 2019 and 2018

(Unaudited)

LOVE SUN BODY LLC
DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

	Page
Independent Accountants' Review Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Members' Equity (Deficit)	5
Statements of Cash Flows	6
Notes to Financial Statements	7-14
Supplementary Information	
Schedule of Selling and General and Administrative Expenses	15



RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663
T: (201) 487-8383
F: (201) 490-2080
www.rmsbg.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Love Sun Body LLC

We have reviewed the accompanying financial statements of Love Sun Body LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter with Respect to a Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred continuing losses from operations and continuing negative cash flows from operating activities, which raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

1

INDEPENDENT ACCOUNTANTS' REVIEW REPORT (CONTINUED)

Supplementary Information

The accompanying Schedule of Selling and General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
August 19, 2020

RotenbergMeril

LOVE SUN BODY LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS:		
Cash	$ 202,736	$ 431,026
Accounts receivable	2,155	2,878
Inventory	102,741	134,525
TOTAL CURRENT ASSETS	307,632	568,429
INTANGIBLE ASSETS, NET	89,283	40,460
TOTAL ASSETS	$ 396,915	$ 608,889
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Promissory note payable	$ 300,000	$ -
Accounts payable and accrued expenses	109,970	48,734
TOTAL CURRENT LIABILITIES	409,970	48,734
COMMITMENT		
MEMBERS' EQUITY (DEFICIT)	(13,055)	560,155
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 396,915	$ 608,889

See Independent Accountants' Review Report and Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
NET SALES	$ 165,785	$ 70,145
COST OF GOODS SOLD	308,165	112,307
GROSS LOSS	(142,380)	(42,162)
SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES	570,629	472,200
FDA CONSULTING FEES	-	170,682
RESEARCH AND DEVELOPMENT EXPENSES	7,064	57,520
LABORATORY EXPENSES	70,808	41,375
LOSS FROM OPERATIONS	(790,881)	(783,939)
OTHER INCOME (EXPENSE):		
Interest income	137	158
Interest expense	(21,000)	(5,379)
NET LOSS	$ (811,744)	$ (789,160)

See Independent Accountants' Review Report and Notes to the Financial Statements

4

LOVE SUN BODY LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Class A-B		Class C		Class D		Options for Membership Units	Other	Accumulated Deficit	Total
	Units	Amount	Units	Amount	Units	Amount				
Members' Deficit, January 1, 2018	22,000,000	$ 339,850	-	$ -	-	$ -	$ 15,750	$ (23,370)	$ (347,609)	$ (15,379)
Net loss	-	-	-	-	-	-	-	-	(789,160)	(789,160)
Capital contributions	305,264	98,657	4,039,997	1,267,872	-	-	-		-	1,366,529
Costs to raise capital	-	-	-	-			-	(27,228)	-	(27,228)
Class C Units issued as finder fee	-	-	149,763	47,000	-	-	-	(47,000)	-	-
Compensation expense for options issued	-	-	-	-	-	-	41,250	-	-	41,250
Distribution to member	-	(15,857)	-	-	-	-	-	-	-	(15,857)
Members' Equity, December 31, 2018	22,305,264	422,650	4,189,760	1,314,872	-	-	57,000	(97,598)	(1,136,769)	560,155
Net loss	-	-	-	-	-	-	-	-	**(811,744)**	**(811,744)**
Capital contributions	-	-	-	-	**351,012**	**250,001**	-		-	**250,001**
Costs to raise capital	-	-	-	-	-	-	-	**(11,467)**	-	**(11,467)**
Members' Deficit, December 31, 2019	**22,305,264**	**$ 422,650**	**4,189,760**	**$ 1,314,872**	**351,012**	**$ 250,001**	**$ 57,000**	**$ (109,065)**	**$ (1,948,513)**	**$ (13,055)**

See Independent Accountants' Review Report and Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(811,744)	$	(789,160)
Adjustments to reconcile net loss to net cash used in operating activities:				
Compensation expense for options issued		-		41,250
Amortization		3,405		2,412
(Increase) decrease in operating assets:				
Accounts receivable		723		(2,878)
Inventory		31,784		(98,668)
Increase (decrease) in operating liabilities:				
Accounts payable and accrued expenses		61,236		2,026
Net Cash Used in Operating Activities		(714,596)		(845,018)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Patent and trademark costs		(52,228)		(14,781)
Net Cash Used in Investing Activities		(52,228)		(14,781)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Contributions from members		250,001		1,330,672
Costs to raise capital		(11,467)		(27,228)
Proceeds from promissory note payable		300,000		-
Distribution to member		-		(15,857)
Net Cash Provided by Financing Activities		538,534		1,287,587
NET (DECREASE) INCREASE IN CASH		(228,290)		427,788
CASH, BEGINNING OF YEAR		431,026		3,238
CASH, END OF YEAR	$	202,736	$	431,026
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid during the year for interest	$	21,000	$	8,562
SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING AND FINANCING ACTIVITIES:				
Inventory received as capital contribution	$	-	$	35,857
Class C membership units issued for finder fee	$	-	$	47,000

See Independent Accountants' Review Report and Notes to the Financial Statements

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Organization and Nature of Operations
Love Sun Body LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on September 17, 2012. Love Sun Body's sun protection products and sunscreen applications were developed by the Company's founders, Dr. Terry Zickerman and Steve Liaci. The founders believe they have the safest and highest quality sunscreens and application products that differentiate themselves from the long-established brand name chemical-based competitors. The Company is a green and socially responsible business. All of its products and packaging are biodegradable. The Company's product sales commenced in June 2018 with the launch of Love Sun Body 100% Natural Origin Mineral Sunscreens.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Going Concern
The Company has financed its activities primarily through the sale of membership units. Through December 31, 2019, the Company has dedicated most of its financial resources to fund its operations.

As a result of continuing losses from operations, continuing negative cash flows from operations, the limited cash resources on hand, and the dependence by the Company on its ability, about which there can be no certainty, to obtain additional financing to fund its operations raises substantial doubt about the Company's ability to continue as a going concern. These financial statements were prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management's plan includes the following:

1. In the first quarter of 2020, the Company raised $175,000 from sales of membership units.
2. The Company plans to obtain approximately $1,070,000 from a crowdfunding raise with WeFunder that is expected to commence in late August 2020 or September 2020. The Company cannot be certain that such funding will be available.
3. If needed, the Company will look into obtaining further financing with a commercial bank.
4. The Company's goal is to be profitable by the third or fourth quarter of 2021.

The Company cannot be certain that such funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing membership units, its current members may experience significant dilution.

Accounts Receivable
The Company extends normal trade credit to its wholesale customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company estimates its allowance for doubtful accounts based on a combination of current and historical information regarding the balances as well as the current composition of the age of such receivables. Receivable balances that management believes to be uncollectible are written off upon such determination. Recoveries of balances previously written off are credited to operations when recovered. As of December 31, 2019 and 2018, the Company determined that all receivable balances were fully collectible.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Inventory
Inventory, consisting of finished goods, is valued at the lower of cost or net realizable value determined on the first-in, first-out (FIFO) basis. The Company periodically evaluates inventory items for excess quantities, slow-moving goods, and for other impairments of value based on assumptions of future demand and market conditions.

Shipping Costs
The cost of shipping has been included in the selling and general and administrative costs. The total amount incurred for shipping costs was $21,302 and $10,278 for the years ended December 31, 2019 and 2018.

Intangible Assets
Intangible assets consist of patents and trademarks. Patents consist of payments for services and fees related to further development and protection of the Company's patent portfolio. Patents are stated at cost and amortized over their estimated useful lives of 14 to 20 years. Trademarks consist of payments for services and fees related to development and protection of the Company's trademarks and are not amortized under GAAP due to the indefinite life and ability to renew.

These costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. As of December 31, 2019 and 2018, there has been no impairment. See Note 3.

Advertising and Marketing
All costs associated with advertising and marketing are expensed in the year incurred and are included in selling and general and administrative expenses. In 2019 and 2018, advertising and marketing expense was $196,864 and $146,216, respectively.

Research and development
Research and development costs are expensed when incurred. In 2019 and 2018, research and development costs totaled $7,064 and $57,520, respectively.

Equity-Based Compensation
The Company accounts for equity-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "*Compensation - Stock Compensation*" ("ASC 718"). Under the fair value recognition provision of ASC 718, equity-based compensation cost is estimated at the grant date based on the fair value of the award.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition
Effective January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." Under the new standard, the Company recognizes revenue when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company evaluated the new guidance and its adoption did not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There is no change to the Company's accounting policies.

The Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The Company sells their sun protection products to consumers through three sales channels: retailers, Amazon, and through their Company website.

- *Retail Sales*
  - o Revenue for products sold to retail stores is recognized upon shipment of the product. Sales to retailers are generally net 30 or net 45 days. The Company records returns at time of return and does not record a reserve for returns as the amounts are deemed immaterial based on historical experience.

- *Amazon Sales*
  - o Revenue for products sold on Amazon is recognized upon shipment of the product to the consumer. Inventory held at Amazon, but not yet sold to the consumer remains in inventory until the consumer purchase and Amazon ships the product. Sales on Amazon are cash sales.

- *Website Sales*
  - o Revenue for products sold on the Company website are recognized upon shipment of the product to the consumer. Sales on the Company website are cash sales.

The Company's performance obligations is satisfied at a point in time when the product is shipped to consumer or retailer. The Company recognizes revenue when products are shipped and the customer/retailer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured as the amount of consideration expected to be received in exchange for the service provided.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Sales Tax
Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. As such, the Company is not liable for federal or New Jersey income taxes. Accordingly, no provisions for federal or New Jersey income taxes have been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the members.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2019 and 2018, the Company had no material unrecognized tax benefits.

The Company files federal and New Jersey income tax returns in various jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2016 are subject to examination by the relevant taxing authorities.

Reclassifications
Reclassifications occurred to certain prior year amounts in order to conform to the current year classifications. The reclassifications have no effect on the reported net loss.

Subsequent Events
Subsequent events have been evaluated through August 19, 2020, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the effects of COVID-19 and the response to the virus have negatively impacted overall economic conditions. The Company derives revenue from sales of their products to retail units and distribution to individual consumers on their website and Amazon. These impacts, materially adversely affected the Company's revenue recognition due to decreased sales and accordingly, the results of operations. The Company is attempting to mitigate the effects of COVID-19 by more direct to consumer marketing to bypass retailers due to COVID-19. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3 - INTANGIBLE ASSETS, NET:

The Company believes that obtaining patent protection for its products and trademark are critical to its success. The following activities have occurred:

1. Obtained a patent in the U.S. and 9 European countries for its sunscreen towels, known as "Sunscreen Sheet"
2. Obtained an additional patent in the U.S. for the applicator
3. Filed a patent with the U.S. Patent and trade mark Office for "Sunscreen Composition"
4. Filed a patent with the U.S. Patent and trade mark Office for "Facial Sunscreen Composition"
5. Obtained trademarks for brand name Love Sun Body and logo

The following table summarizes the gross carrying value and accumulated amortization of intangible assets at December 31, 2019 and 2018:

	2019	2018
Patent costs, gross	$ 53,089	$ 47,329
Trademark costs, gross	46,468	-
Accumulated amortization	(10,274)	(6,869)
Intangible assets, net	$ 89,283	$ 40,460

Amortization expense, included in selling and general and administrative expenses, was $3,405 and $2,412 in 2019 and 2018, respectively. The future estimated annual amortization expense is as follows:

For the Years Ending December 31,	
2020	$ 3,669
2021	3,669
2022	3,669
2023	3,669
2024	3,669
Thereafter	24,470
	$ 42,815

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company's principal executive office is located at the residence of the managing member of the Company. No rent is charged for the use of this premises.

NOTE 5 - PROMISSORY NOTE PAYABLE:

On May 24, 2019, the Company entered into a promissory note for principal amount of $300,000. Interest is payable monthly at 12% per year. The term of the note was twelve months. On May 26, 2020, the note was amended and the maturity date was extended to November 30, 2020. Simultaneously with the execution of the amendment, the Company repaid $50,000, reducing the outstanding principal balance to $250,000. The note may be repaid at any time without penalty.

NOTE 6 - MEMBERS' EQUITY (DEFICIT):

Rights of Membership Units
Class A-B units:
Class A-B members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class A-B members do not have voting rights. The management of the Company is vested in the Company's Board of Managers (the "Board"), as defined in the Second Amended and Restated Limited Liability Company Agreement, as amended (the "Agreement").

Class C Units:
Class C members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class C members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class C members do not have voting rights. The management of the Company is vested in the Board. The Company has reserved 3,000,000 Class C Units for options granted under the Company's 2018 Equity Incentive Plan.

Class D Units:
Class D members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class D members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class D members do not have voting rights. The management of the Company is vested in the Board.

Issuances of Membership Units
In 2018, the Company issued 305,264 Class A-B Units for cash contributions of $62,800 and inventory of $35,857 of which the managing member contributed $42,800. At December 31, 2019 and 2018, 22,305,264 Class A-B Units were issued and outstanding.

In 2018, the Company entered into a Private Placement Offering through which 4,039,997 Class C Units were sold at a price of $0.31383 per unit and received proceeds of $1,217,274, net of costs of $27,228 incurred in 2018 and $23,370 incurred in 2017. In addition, the Company issued 149,763 Class C Units, valued at $47,000 to a member as a finder's fee. At December 31, 2019 and 2018, 4,189,760 Class C Units were issued and outstanding.

In 2019, the Company issued 351,012 Class D units sold at a price of $0.71223 per unit and received proceeds of $250,001. In addition, the Company incurred $11,467 of expenses in connection with the sale. At December 31, 2019 and 2018, 351,012 and 0 Class D Units were issued and outstanding, respectively.

The Company raised $175,000 in the first quarter of 2020 by issuing approximately 243,000 Class D Units.

NOTE 6 - MEMBERS' EQUITY (DEFICIT) (CONTINUED):

Equity Incentive Plan
Effective July 1, 2017, the Company established the 2018 Equity Incentive Plan (the "Plan") for employees, managers and consultants. The Plan provides that the Company may grant options to purchase units of Class C Membership Interests and/or Profit Interests within the meaning of Rev. Proc. 93-27 (as defined). Vesting of service awards occurs ratably over the service period, as determined at the time of grant. The Plan terminates on June 30, 2027. The Company has 3,000,000 Class C Units authorized and reserved for options granted under the Plan.

Options
In 2017 and 2018, the Company granted options to board members and consultants in lieu of payment of services to purchase a total of 181,626 Class C Units at a price of $0.31383 per unit. The options have a ten-year term and are fully vested and expensed as of December 31, 2018. The Company recognized compensation expense of $41,250 in 2018 and is included in selling and general and administrative expenses. At December 31, 2019, 181,626 options to purchase Class C Units are outstanding and expire as follows: 167,288 in 2027 and 14,338 in 2028.

On January 1, 2020, the Company granted options to board members to purchase a total of 167,288 Class D membership interest units at an exercise price of $0.71223 per unit. The options expire ten years from the grant date.

NOTE 7 - COMMITMENT

Under the terms of the Agreement, the Company's chief executive officer will receive guaranteed payments for management services provided as follows: $72,000 in 2018, $96,000 in 2019, $120,000 in 2020, $150,000 in 2021, and $200,000 each year thereafter. Such amounts can be deferred and/or adjusted at the Board's discretion. At December 31, 2019 and 2018, the Company had deferred payments of $82,971 and $46,971, respectively. Such amount is included in accounts payable and accrued expenses. Guaranteed payment expense totaled $96,000 and $72,000 in 2019 and 2018, respectively.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK:

Revenues and Accounts Receivable
Three customers accounted for approximately 64% and 66% of total revenues in the years ended December 31, 2019 and 2018, respectively. One and two customers represented 100% of accounts receivable at December 31, 2019 and 2018, respectively.

Manufacturing
All manufacturing of our products are outsourced to one vendor. Management believes the market place has sufficient capacity that should this vendor be unable to manufacture its product another vendor could be sourced without a material impact.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK (CONTINUED):

Cash

The Company maintains cash with various financial institutions in which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2019 and 2018, the amounts in excess of insured limits were approximately $0 and $181,000, respectively.

SUPPLEMENTARY INFORMATION

LOVE SUN BODY LLC
SCHEDULE OF SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
SELLING AND GENERAL AND		
ADMINISTRATIVE EXPENSES:		
Advertising and marketing	$ 196,864	$ 146,216
Subcontractors	97,575	34,637
Guaranteed payments	96,000	72,000
Professional fees	68,457	112,392
Trade shows	24,810	43,209
Shipping	21,302	10,278
Travel	16,813	12,249
Licenses and registrations	12,755	12,384
Insurance	9,136	15,083
Training	8,188	-
Office	5,048	4,875
Amortization	3,405	2,412
Postage	3,140	197
Miscellaneous	3,123	352
Filing fees	1,725	1,552
Bank fees	1,483	1,268
Dues and subscriptions	390	1,535
Commissions	304	1,271
Telephone	91	177
Repairs and maintenance	20	-
Gifts	-	113
TOTAL SELLING AND GENERAL AND		
ADMINISTRATIVE EXPENSES	$ 570,629	$ 472,200

See Independent Accountants' Review Report